UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1.	Name and Address of Reporting Person Paul A. Resnik 222 Smallwood Village Center St. Charles, MD 20602
2.	Issuer Name and Ticker or Trading Symbol American Community Properties Trust ("APO")
3.	I.R.S. or Social Security Number of Reporting Person (Voluntary)
4.	Statement for Month/Year October 1999
5.	If Amendment, Date of Original (Month/Year)
6.	Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% owner [ X ] Officer (give title below) [ ] Other (specify below) Senior Vice President and Secretary
7.	Individual or Joint/Group Filing (Check applicable line) [X] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
Table I	Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date	3. Trans- action Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month	6. Owner- ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Bene- ficial Owner- ship
	(Month/ Day/Year)	Code	V	Amount	A/D	Price
Common Stock	10/5/99	P	V	1,000	A	$3.3125	6,000	D

Table II	Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Trans- action Date	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
		(Month/ Day/Year)	Code	V	(A)	(D)	Date Exercisable	Expiration Date

Table II	Derivative Securities Acquired, Disposed of, or Beneficially Owned (Continued)
7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares

Explanation of Responses:

SIGNATURE OF REPORTING PERSON

/s/ Paul Resnik
__________________________________

Date: October 5, 1999